UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on December 15th, 2016

On December 15th, 2016, at 10 a.m., at the headquarters of Banco Santander (Brasil) S.A. (“Company” or “Santander”) and by conference call, the Board of Directors has met, with the attendance of the majority of its members, to take resolutions on the following Agenda: (…) 9. Meet the resignation of a member of the Remuneration Committee of the Company, as well as appoint his substitute; and 10. Meet the resignation of a Director of the Company;

(…) Note to item 8 of the agenda the Board of Directors met the resignation of Mr. Eduardo Nunes Gianini (Identity Card No. 6.408.968-X SSP/SP and Individual Taxpayer Registry CPF/MF No. 610.317.478-34), of his position as member of the Remuneration Committee of the Company, according to the letter of resignation submitted to the Board of Directors. After formally recording the appreciation to Mr. Gianini for his contribution during the period in which he served as a member of the Committee, the Board of Directors, with the favorable recommendation of the Nominating, Governance and Compliance Committee, approved the appointment of Mr. Luiz Fernando Sanzogo Giorgi, Brazilian, married, business administrator, bearer of the Identity Card No. 7.346.613-X SSP / SP, enrolled with the Individual Taxpayer Registry CPF/MF No. 064.116.138-77, with office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Tower A – Vila Olímpia, in the city of São Paulo, State of São Paulo, as a member of the Remuneration Committee of the Company, with a complementary mandate that shall prevail until the first Board of Directors’ Meeting held after the Ordinary Shareholders’ Meeting of 2017.

Note to item 10 of the agenda, the Board of Directors met the resignation of Mr. Mario Roberto Opice Leão (Identity Card No. 24752106 SSP/SP and Individual Taxpayer Registry CPF/MF No. 248.745.618-37) of his position as Director without specific designation of the Company, in accordance with the letter of resignation presented to the Board of Directors on this date.

São Paulo, December 15th, 2016. Mr. Jesús María Zabalza Lotina – Chairman; Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti, Conrado Engel, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía and Sergio Agapito Lires Rial– Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 15, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer